UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE Number
001-13417

CUSIP Number
NOTIFICATION OF LATE FILING	25501G105

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:	December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Ditech Holding Corporation
Full Name of Registrant

Walter Investment Management Corp.
Former Name if Applicable

1100 Virginia Drive, Suite 100
Address of Principal Executive Office (Street and Number)

Fort Washington, Pennsylvania 19034
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As a result of various factors, including certain accounting and financial reporting matters, Ditech Holding Corporation (the "Company" or "Ditech Holding") requires additional time to complete its financial closing procedures and, as a result, its independent registered public accounting firm requires additional time to complete the audit of the Company's consolidated financial statements as of and for the year ended December 31, 2017. Therefore, the Company is not able to complete the preparation, review and filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the "Form 10-K") within the prescribed time period without unreasonable effort or expense. The Company currently expects to file its Form 10-K on or before April 17, 2018, the prescribed due date pursuant to this Form 12b-25.
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gerald A. Lombardo	(844)	714-8603
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑    No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company's preliminary and unaudited operating results for the year ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America (or "GAAP") were as follows:
The Company recorded a GAAP net loss of approximately $427 million, or $11.61 per common share, for the year ended December 31, 2017 as compared to a GAAP net loss of $834 million, or $23.18 per common share, for the year ended December 31, 2016. Loss per share is calculated based on the weighted-average number of common shares outstanding during each respective reporting period.
Total revenues for 2017 were approximately $831 million, which represented a decrease of approximately $164 million as compared to 2016. The decrease in revenue reflects an approximate $125 million decrease in net gains on sales of loans resulting from an overall lower volume of locked loans and an approximate $38 million decrease in insurance revenue due to the sale of the Company's principal insurance agency and substantially all of the Company's insurance agency business during the first quarter of 2017.

Total expenses for 2017 were approximately $1 billion, which represented an approximate decrease of $460 million as compared to 2016. The decrease in expenses was driven by $326 million in goodwill and intangible assets impairment recorded during 2016, approximately $136 million in lower salaries and benefits, and approximately $23 million in lower general and administrative expenses, partially offset by approximately $38 million in reorganization items recorded during 2017 in connection with the Company's previously disclosed Chapter 11 Bankruptcy proceedings.
The financial results and other financial data presented above are preliminary, based upon the Company's estimates and subject to completion of the Company's financial closing procedures and issuance of its financial statements as of and for the year ended December 31, 2017. Moreover, the financial statements and other financial data have been prepared on the basis of currently available information. The Company's final financial results and other financial data could differ materially from the information contained herein, and will be contained in the Company's Form 10-K for the year ended December 31, 2017.
Cautionary Statements Regarding Forward-Looking Information
Certain statements in this press release constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not historical fact are forward-looking statements. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “assumes,” “may,” “should,” “could,” “would,” “shall,” “will,” “seeks,” “targets,” “future,” or other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors, and the Company's actual results, performance or achievements could differ materially from results, performance or achievements expressed in these forward-looking statements.
These forward-looking statements are based on the Company’s current beliefs, intentions and expectations and are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include, but are not limited to, those factors, risks and uncertainties described in more detail under the heading “Risk Factors” and elsewhere in the Company’s annual and quarterly reports, including amendments thereto, and other filings with the Securities and Exchange Commission.

Ditech Holding Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2018	By	/s/ Gerald A. Lombardo
Gerald A. Lombardo
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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